Exhibit 99.1

Canadian Solar Reports Third Quarter 2012 Financial Results

Ontario, Canada, November 15, 2012 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced its financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•                  Solar module shipments were 384 MW, compared to 412 MW in the second quarter of 2012.

•                  Net revenue was $326.0 million, compared to $348.2 million in the second quarter of 2012.

•                  Revenue derived from the Company’s total solution business was 21.5% of total revenue, compared to 5.5% in the second quarter of 2012.

•                  Gross margin was 2.2%, compared to 12.4% in the second quarter of 2012.

•                  Diluted loss per share was $1.01, compared to $0.59 in the second quarter of 2012.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter were $690.8 million, compared to $692.1 million at the end of the second quarter 2012.

Third Quarter 2012 Results

Net revenue for the third quarter of 2012 was $326.0 million, down 6.4% from $348.2 million in the second quarter of 2012 and down 34.8% from $499.6 million in the third quarter of 2011.  Total solar module shipments in the third quarter of 2012 were 384 MW, compared to 412 MW in the second quarter of 2012 and 355 MW in the third quarter of 2011.  Total solar module shipments in the third quarter of 2012 included 21.1 MW used in the Company’s total solution business, up from 8.7MW in the second quarter of 2012, and up from 19.3 MW in the third quarter of 2011.

By geography, in the third quarter of 2012, sales to European markets represented 47.9% of net revenue, sales to North America represented 24.9% of net revenue, and sales to Asia and all other markets represented 27.2% of net revenue, compared to 69.4%, 15.7% and 14.9%, respectively, in the second quarter of 2012 and 61.7%, 16.1% and 22.2%, respectively, in the third quarter of 2011.

	Q3 2012		Q2 2012		Q3 2011
	US$M	%	US$M	%	US$M	%
Europe	156.2	47.9	241.5	69.4	308.2	61.7
America	81.1	24.9	54.5	15.7	80.6	16.1
Asia and others	88.7	27.2	52.2	14.9	110.8	22.2
Total	326.0	100.0	348.2	100.0	499.6	100.0

Gross profit in the third quarter of 2012 was $7.3 million, compared to $43.2 million in the second quarter of 2012 and $11.9 million in the third quarter of 2011.  The sequential quarterly decline in gross profit was primarily due to lower shipment volume and continued downward pressure on average selling prices, partially offset by lower manufacturing costs. In the second quarter of 2012 the Company’s gross profit was impacted by an adjustment of $14 million primarily as result of the recognition of the benefit from the Company’s purchase of warranty insurance.  The year-over-year decline in gross profit was primarily due to the decline in average selling prices, partially offset by lower manufacturing costs and higher shipment volume.  In the third quarter of 2012, the Company recorded an additional charge of $2.1 million, representing 0.65% of revenue, to reflect the higher countervailing duty on the Company’s products imposed by the US Department of Commerce in its final trade investigation determination. Gross margin in the third quarter of 2012 was 2.2%, compared to 12.4% in the second quarter of 2012 and 2.4% in the third quarter of 2011.

Total operating expenses were $41.8 million in the third quarter of 2012, compared to $46.2 million in the second quarter of 2012 and $42.6 million in the third quarter of 2011.

Selling expenses were $21.4 million in the third quarter of 2012, down 12.4% from $24.4 million in the second quarter of 2012 and up 14.4% from $18.7 million in the third quarter of 2011.  The sequential quarterly decline in selling expenses was due to lower freight unit costs and lower shipment volume.  The year-over-year increase in selling expenses was due to increases in freight and other export-related expenses as a result of higher shipment volume, as well as increases in sales force headcount and related salary expenses.

General and administrative expenses were $17.0 million in the third quarter of 2012, down 7.4% from $18.4 million in the second quarter of 2012 and up 6.1% from $16.0 million in the third quarter of 2011.  The sequential quarterly decline in general and administrative expenses was due to a $1.3 million reversal of a bad debt expense and lower bank charges, partially off-set by higher salary expenses following the annual salary adjustment.  The year-over-year increase in general and administrative expenses was due to higher consulting fees, increases in headcount as well as the yearly salary adjustment.

Research and development expenses were $3.4 million in the third quarter of 2012, down 2.3% from $3.5 million in the second quarter of 2012 and down 57.1% from $7.9 million in the third quarter of 2011.  The year-over-year decline in research and development expenses was due to a reduced level of product development activities following the completion of several key projects at the end of 2011.

Operating margin was negative 10.6% in the third quarter of 2012, compared to negative 0.9% in the second quarter of 2012 and negative 6.1% in the third quarter of 2011.  The sequential quarterly and year-over-year decline in operating margin was due to lower gross profit, partially offset by lower operating expenses.

Interest expense in the third quarter of 2012 was $15.2 million, compared to $15.1 million in the second quarter of 2012 and $10.8 million in the third quarter of 2011.  The sequential quarterly and year-over-year increase in interest expense was primarily due to higher bank borrowings in the third quarter of 2012.  Interest income in the third quarter of 2012 was $3.6 million, compared to $3.4 million in the second quarter of 2012 and $3.0 million in the third quarter of 2011. The sequential quarterly and year-over-year increase in interest income was due to higher restricted cash balances.

The Company recorded a loss on change in fair value of derivatives of $5.3 million in the third quarter of 2012, compared to a loss of $1.1 million in the second quarter of 2012 and a gain of $14.5 million in the third quarter of 2011.  Net foreign exchange gain in the third quarter of 2012 was $7.0 million compared to a net foreign exchange loss of $7.2 million in the second quarter of 2012 and a net foreign exchange loss of $23.9 million in the third quarter of 2011.

Income tax benefit in the third quarter of 2012 was $1.8 million, compared to income tax expense of $2.1 million in the second quarter of 2012 and income tax benefit of $3.4 million in the third quarter of 2011. In the third quarter of 2012 the Company considered that some portion of the deferred tax assets relating to the current year operating losses in its Chinese manufacturing operations would not be realized based on its current forecast. Therefore, it recorded approximately $4.4 million income tax charge as a result of including the valuation allowance loss in the annual estimated tax expenses.

Net loss attributable to Canadian Solar in the third quarter of 2012 was $43.7 million, or $1.01 per share, compared to net loss of $25.5 million, or $0.59 per share, in the second quarter 2012, and net loss of $43.9 million, or $1.02 per share, in the third quarter of 2011.

Financial Condition

As of September 30, 2012, the Company had $690.8 million of cash, cash equivalents and restricted cash, compared to $692.1 million as of June 30, 2012.  Operating cash flow was approximately negative $57.6 million in the third quarter of 2012, reflecting the impact of approximately $68.6 million in cash outflows for the Company’s previously disclosed acquisition of 16 projects from the former SkyPower Limited in Ontario, Canada.  Excluding the impact of this acquisition, adjusted operating cash flow, a non-GAAP measure, was positive $11.0 million in the third quarter of 2012 compared to $0.8 million in the second quarter of 2012.  A table providing a reconciliation of non-GAAP to the nearest GAAP measure is set out at the end of this press release.

Accounts receivable balance, net of allowance for doubtful accounts, at the end of the third quarter of 2012 was $257.8 million compared to $262.2 million at the end of the second quarter of 2012.  Accounts receivable turnover was 79 days in the third quarter of 2012 compared to 69 days in the second quarter of 2012.

Inventories at the end of the third quarter of 2012 were $317.8 million, compared to $343.8 million at the end of the second quarter of 2012.  Inventory turnover was 102 days in the third quarter of 2012 compared to 107 days in the second quarter of 2012.

Accounts and notes payable at the end of the third quarter of 2012 were $462.8 million, compared to $436.8 million at the end of the second quarter of 2012.  Accounts payable turnover in the third quarter of 2012 was 128 days compared to 122 days in the second quarter of 2012.

Short-term borrowings at the end of the third quarter of 2012 totaled $890.6 million, compared to $927.7 million at the end of the second quarter of 2012.  Long-term debt at the end of the third quarter 2012 was $224.2 million, compared to $136.3 million at the end of the second quarter of 2012.  The increase in long-term debt was primarily due to the drawdown of the long-term credit facilities to finance the Company’s acquisition of 16 projects from the former SkyPower Limited in Ontario, Canada. The Company’s unused borrowing lines of credit totaled $761 million at the end of the third quarter of 2012.

As of September 30, 2012, the Company had $402.6 million in total stockholders’ equity, compared to $441.4 million as of June 30, 2012.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Our results for the third quarter were broadly in line with our guidance, despite continued competitive pricing pressure and demand weakness.  During the quarter, we continued to strengthen our position as one of the four largest suppliers of photovoltaic modules in the world.  But more importantly, we did so while maintaining positive operating cash flow, net of our landmark acquisition of highly accretive solar power projects in Canada.  In the past several weeks, we announced a series of solar power plant development agreements, including the sale of our first solar power project in Canada to Stonepeak Infrastructure Partners, and a significant EPC agreement with Penn Energy Renewables Ltd., which we have since then expanded.  After the end of the third quarter, we completed construction of two TransCanada Corporation projects, which are now connected to the grid, and we received REA approval for six out of the remaining seven TransCanada projects, which are now in the initial phase of construction. Clearly, we continue to make impressive headway on the build-out of our project pipeline and the development of our total solutions business.  This is a major differentiator and diversification strategy for Canadian Solar, which we believe will be a key driver of our success and sustainability over the long term.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar commented: “Our gross margin was impacted by our lower shipment volume and industry-wide pricing pressure.  Better than expected volume in Europe and strength in emerging markets were offset by ongoing weakness in the U.S.  We continue to actively focus on strict cost and inventory controls.  We reduced inventory by approximately $26 million during the third quarter and expect a further improvement in the fourth quarter.  Importantly, because we have managed our inventory and our balance sheet prudently, we are not under the pressure to sell inventory regardless of profitability that we believe some of our competitors are facing.  Our long-term debt increased in the quarter by approximately $88 million.  This is directly related to the growth of our projects business and the drawdown of our long-term credit facility in support of our previously announced acquisition, and the ongoing construction, of our Ontario solar power plant projects.  We remain in good standing with our bank syndicates and we are actively managing these important relationships.  We do not currently plan to expand manufacturing capacity as we can meet expected demand from our existing plants.”

Utility Scale Project Pipeline Update

As previously announced, Canadian Solar completed the sale to Stonepeak Infrastructure Partners of a utility-scale solar power plant for approximately C$48.0 million (US$48.4 million) in the third quarter of 2012.  Shortly after the end of the third quarter, the Company also finished construction of two projects: Brockville 1 and William Rutley totaling 20MW (AC), which were sold to TransCanada Corporation.  Final payment and revenue recognition for these two projects will be determined by testing, which is currently underway.  The Company currently expects payment and revenue recognition for these two projects in the first quarter of 2013.  In addition, six of the seven remaining solar power projects sold to TransCanada Corporation totaling 56MW (AC) have received Ontario Renewable Energy Approval (REA) and construction is expected to be completed between the second quarter and the third quarter of 2013, with payment and revenue recognition expected in the following quarter after acceptance testing is completed. The Company now expects to recognize revenue of over $400 million for eight of the nine projects sold to TransCanada Corporation during 2013.

Additionally, the Company has also filed REA applications for all sixteen of the projects it acquired from the former SkyPower Limited and expects to receive notice to proceed (NTP) with, and start construction on, these projects during the period from first quarter to third quarter of 2013. The Company expects to generate over $800 million in revenue from these sixteen projects in the next 12 to 24 months.

During the third quarter, the Company entered into a turnkey engineering, procurement and construction (EPC) contract and operations and maintenance agreement with Penn Energy Renewables Ltd. for the construction and operation of two new solar energy farms totaling 18.7 MW (AC) in Ontario, Canada. This agreement has since been expanded to three solar energy farms totaling 28.7MW (AC), with expected completion by the third quarter of 2013. The Company expects to recognize revenue for these contracts on a percentage of completion basis.

In the U.S. market, the Company made good progress expanding its utility-scale project pipeline to approximately 243MW (DC) at the end of the third quarter of 2012. Currently, the Company expects up to 5MW (DC) to be built and recognized in the fourth quarter of 2012, including the recently announced 2.5 MW solar power plant in Laurinburg, NC.  In 2013, the Company expects its U.S. projects business to increase rapidly, with construction of up to 130MW expected during the year.

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, its current order book, and the challenging global financing environment, which continues to result in customer demand uncertainty.  Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2012, shipments are expected to be in the range of approximately 380MW to 420MW, with gross margin expected to be between 1.0% and 3.0%.

For the full year 2012, the Company is revising its shipment guidance to be in the range of approximately 1.5GW to 1.6GW, compared to its previous guidance of 1.8GW to 2.0GW.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are seeing strong demand for our PV modules in the fourth quarter as customers around the world start to consolidate their PV module procurement in favor of tier-one manufacturers with solid quality, proven track record and strong bankability, with some customers also rushing to finish projects before the year end. We still, however, face pricing pressure as industry consolidation is not yet completed.  We are taking a conservative approach, as we have always done in the past.  We are being very careful and selective with regard to new opportunities to ensure certainty of payment.  For example, we expect to realize at least 30 MW of Golden Sun projects in China in the fourth quarter and could potentially realize up to 45 MW.  On a geographic basis, we have a robust pipeline in place in Canada, the U.S., Japan and China, with potential in India and South America, among others.  We are one of the world’s largest solar companies and one of the lowest cost suppliers of solar photovoltaic modules.  We have a strong and highly bankable global brand.  So while we expect the current headwinds to continue, we are highly confident in our long-term ability to succeed based on our differentiated strategy, market leadership position, and balance sheet.”

Recent Developments

On October 16, 2012, the Company announced that its subsidiary, Canadian Solar Solutions Inc., expanded its relationship with Penn Energy Renewables Ltd. with an additional 10MW (AC) turnkey engineering, procurement and construction contract and operations and maintenance agreement for the construction and operation of a solar power project in Ontario.

On October 16, 2012, the Company announced that its modules were installed in a 5MW (AC) solar plant located in a dense agricultural area of Lancaster County, Pennsylvania.  The environment-friendly solar project, dubbed Keystone, was developed by Community Energy Solar and constructed by groSolar.

On October 15, 2012, the Company announced today that it will partner with the largest privately held roofing company in the United States,PetersenDean,on a new roofing program, which the Company is introducing.  PetersenDean has launched a successful solar division and will actively promote the new roofing program, capitalizing on its decades of roofing experience to improve the installation quality and costs for installation of a residential solar system.

On October 9, 2012, the Company announced that Canadian Solar Australia, a wholly owned subsidiary, and REDSET, a solar products distribution company serving a network of over 1,000 licensed installers across Australia, entered into a solar module supply agreement.

On October 2, 2012, the Company announced the delivery 26 MW of its high quality and high-performing CS6P-P solar power modules to EPC contractor, TSK Solar, for the “San Fermin” solar power plant installation in Puerto Rico, co-developed by Uriel Renewables Inc. and Coqui Power LLC.  The solar power plant is located in the North Eastern town of Loiza, a region that regularly faces adverse weather conditions such as hurricanes, tropical storms and flooding.  Due to the specific nature of the project and its location, the project’s electrical equipment was installed on structures that elevated them two to four meters above ground and designed to withstand winds of up to 260 kilometers per hour.

On September 24, 2012, the Company announced that it provided the solar modules for one of Europe’s largest skiing halls - the alpincenter in Hamburg-Wittenburg, Germany.  The PV rooftop installation on the alpincenter uses Canadian Solar modules with a total output of 3.6 MW.  The alpincenter’s operator reaps a double benefit: using the self-produced solar power significantly offsets energy costs while at the same time reducing the power needed to run the cooling system thanks to the shadowing effect underneath the solar system.

On September 11, 2012, the Company announced a new program designed to make it even easier for commercial installers and solar developers to bring more solar projects to completion in the U.S. market.  The new financial solutions program will include extended terms and a commercial loan offering in partnership with De Lage Landen Financial Services, Inc. (DLL), a global provider of financing solutions, further demonstrating Canadian Solar’s commitment to its customers’ success.

On September 10, 2012, the Company launched its new ResidentialAC module, the latest addition to the Intelligrated™ Power product family, at Solar Power International 2012.

On September 5, 2012, the Company and Mortenson Construction, a leading engineering, procurement and construction (EPC) Contractor, broke ground on a 2.5 MW PV solar installation in Laurinburg, N.C., an agricultural community in Scotland county.  The solar project is set to be completed in December 2012.

On September 5, 2012, the Company announced it will supply solar modules for Turkey’s first and largest governmental solar PV project which will be installed by Gehrlicher Merk Solar, the joint venture company for the Turkish market of Gehrlicher Solar and Merk Solar Enerji.  The two companies have won the public tendering for the Gursu municipality of Bursa in Turkey.  The milestone PV project has a total capacity of 96 kW and is supported directly by the Turkish Prime Minister’s office.  Canadian Solar was selected out of 13 different module manufacturers for this project.

On August 29, 2012, the Company announced that it has supplied more than 8 MW of solar modules to groSolar for three utility and commercial photovoltaic (PV) projects in the United States.

On August 28, 2012, the Company announced that its subsidiary, Canadian Solar Solutions Inc., has closed an 18.7 MW AC turnkey engineering, procurement and construction (EPC) contract and operations and maintenance agreement for the construction and operation of two new solar energy farms in Ontario, Canada for Penn Energy Renewables Ltd.  The construction will begin in the third quarter of 2012, with the projects expected to be fully operational in the summer of 2013.

On August 27, 2012, the Company announced it completed the sale to Stonepeak Infrastructure Partners of a utility-scale solar power plant for approximately C$48.0 million (US$48.4 million).  As the developer, EPC and construction financier, Canadian Solar built the solar power plant to provide enough clean, renewable energy to power more than 1,200 homes in eastern Ontario near the town of Napanee.

On August 21, 2012, the Company announced that, along with its partner MECOSUN, a French PV integrator, it achieved the Pass’Innovation certification from the CTSB, a French institution.  The testing attests to the integration of Canadian Solar’s PV panels with MECOSUN’s MV€ system.

Conference Call Details

The Company will hold a conference call on Thursday, November 15, 2012 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., November 15, 2012 in Hong Kong) to discuss the Company’s financial results for the third quarter ended September 30, 2012 and provide an update to its business strategy and outlook.

The dial-in phone number for the live audio call is +1-617-786-2905 or +1-800-599-9795, with passcode 27534422.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available approximately two hours after the conclusion of the live call through 10:00 a.m. on November 23, 2012, U.S. Eastern Standard Time (11:00 p.m., November 23, 2012 in Hong Kong) by telephone at +1-888-286-8010 or +1-617-801-6888, with passcode 83917942.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release including but not limited to statements regarding our expected future shipment volumes, gross margins, supply cost, manufacturing capacities, future market share, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30	June 30	September 30	September 30	September 30
Item	2012	2012	2011	2012	2011
Net revenues	325,965	348,222	499,639	999,991	1,424,863
Cost of revenues	318,696	305,054	487,735	924,499	1,283,964
Gross profit	7,269	43,168	11,904	75,492	140,899
Selling expenses	21,372	24,405	18,685	66,088	48,247
General and administrative expenses	17,015	18,379	16,037	50,565	49,474
Research and development expenses	3,380	3,459	7,885	9,870	14,827
Total operating expenses	41,767	46,243	42,607	126,523	112,548
Income (loss) from operations	(34,498)	(3,075)	(30,703)	(51,031)	28,351
Interest expenses	(15,232)	(15,059)	(10,795)	(43,410)	(32,107)
Interest income	3,552	3,416	3,040	9,698	6,683
Gain (loss) on change in foreign currency derivatives	(5,328)	(1,079)	14,494	(6,636)	(8,158)
Foreign exchange gain (loss)	7,041	(7,226)	(23,949)	91	(25,912)
Investment income (loss)	(684)	(416)	309	(1,144)	91
Loss before incomes taxes	(45,149)	(23,439)	(47,604)	(92,432)	(31,052)
Income tax benefit (expenses)	1,796	(2,104)	3,379	2,142	(271)
Net loss	(43,353)	(25,543)	(44,225)	(90,290)	(31,323)
Less: Net income (loss) attributable to non—controlling interest	315	(69)	(348)	194	(405)
Net loss attributable to Canadian Solar Inc.	(43,668)	(25,474)	(43,877)	(90,484)	(30,918)
Loss per share-basic	$(1.01)	$(0.59)	$(1.02)	$(2.10)	$(0.72)
Shares used in computation-basic	43,209,194	43,160,446	43,154,552	43,175,046	43,049,773
Loss per share-diluted	$(1.01)	$(0.59)	$(1.02)	$(2.10)	$(0.72)
Shares used in computation-diluted	43,209,194	43,160,446	43,154,552	43,175,046	43,049,773

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Nine Months Ended
	September 30	June 30	September 30	September 30	September 30
	2012	2012	2011	2012	2011
Net loss	(43,353)	(25,543)	(44,225)	(90,290)	(31,323)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,785	(4,976)	258	2,656	9,404
Comprehensive loss	(40,568)	(30,519)	(43,967)	(87,634)	(21,919)
Less: comprehensive income(loss) attributable to non-controlling interest	485	(37)	51	552	5
Comprehensive loss attributable to Canadian Solar Inc.	(41,053)	(30,482)	(44,018)	(88,186)	(21,924)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	318,972	343,995
Restricted cash	371,869	178,270
Accounts receivable trade, net	257,762	292,176
Accounts receivable, unbilled	9,669	51,371
Amount due from related parties	5,850	19,836
Inventories	317,793	296,568
Value added tax recoverable	9,351	16,974
Advances to suppliers, net	11,636	11,309
Foreign currency derivative assets	365	2,727
Project assets-Current	91,595	37,133
Prepaid expenses and other current assets	69,884	45,219
Total current assets	1,464,746	1,295,578
Property, plant and equipment, net	477,118	510,069
Deferred tax assets	28,558	23,227
Advances to suppliers, net	563	258
Prepaid land use right	18,566	13,805
Investments in affiliates	12,184	11,008
Intangible assets, net	4,379	8,516
Goodwill	490	2,265
Project assets-Non current	273,860	—
Other non-current assets	36,045	15,083
TOTAL ASSETS	2,316,509	1,879,809
Current liabilities:
Short-term borrowings	890,569	743,687
Accounts and notes payable	462,761	305,998
Amounts due to related parties	1,727	3,008
Other payables	79,037	84,676
Advances from customers	11,179	65,216
Foreign currency derivative liabilities	2,530	—
Other current liabilities	32,870	33,862
Total current liabilities	1,480,673	1,236,447
Accrued warranty costs	55,835	47,021
Convertible notes	987	950
Long-term borrowings	224,156	88,249
Liability for uncertain tax positions	13,829	12,301
Deferred tax liabilities - non current	66,440	—
Loss contingency accruals	27,774	27,863
Total liabilities	1,869,694	1,412,831
Mezzanine equity	44,197	—
Common shares	502,562	502,403
Additional paid-in capital	(39,494)	(53,331)
Accumulated deficit	(119,177)	(28,693)
Accumulated other comprehensive income	48,211	45,555
Total Canadian Solar Inc. shareholders’ equity	392,102	465,934
Non-controlling interest	10,516	1,044
Total equity	402,618	466,978
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS` EQUITY	2,316,509	1,879,809

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, Canadian Solar uses non-GAAP measures which are adjusted from the most directly comparable GAAP results for certain items, as described below. The Company presents the non-GAAP adjusted operating cash flow because it believes it is important for the readers of the press release to know what the Company’s adjusted operating cash flow was before the impact of the acquisition of 16 projects in Ontario from former SkyPower Limited. The non-GAAP adjusted operating cash flow is not a measure of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to operating cash flows and other measures determined in accordance with GAAP.

Three Months Ended
	September 30, 2012		June 30, 2012
Non-GAAP adjusted operating cash inflow	$11.0M		$0.8M
Subtract consideration paid for acquisition	$68.6M		$70.4M
Operating cash outflow	$(57.6M	)	$(69.6M	)

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